DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/21/08

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

103,160

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

103,160
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

103,160

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.15%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

This statement constitutes amendment No.8 to the Schedule 13D filed on June 5, 2006. Except as specifically set forth herein, the Schedule 13D remains unmodified.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the DEF14A filed on 2/22/2008 there were 2,485,000 shares of RHR outstanding as of 2/1/08. The percentage set forth in item 5 was derived using such number.

Power to dispose and vote securities lies solely with ____

c) During the past 60 days the following shares of RHR were sold (there were no purchases):

Date		Shares	Price
8/28/2008	3,000	11.8645
9/8/20008	2,500	12.1592
9/30/2008	2,000	9.9500
10/1/2008	100	10.2000
10/2/2008	4,000	10.0700
10/3/2008	4,000	9.7000
10/6/2008	1,500	8.0873
10/16/2008	10,420  4.6000
10/17/2008	15,800	4.2684
10/20/2008	74,900	4.3486
10/21/2008	2,700	4.4000




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/23/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP